Exhibit (a)(5)(cvi)

The Case for Stockholder Choice

February 2004

Important Notice

This presentation reflects the opinions and beliefs of Oracle Corporation regarding matters related to the tender offer and the proxy solicitation.

Oracle has not obtained the consent of the authors and publications reprinted in this presentation to the use of their material as proxy-soliciting material. Certain of the securities analysts whose statements are excerpted are employed by firms that have performed services for Oracle and its affiliates.

Important Notice

Regarding the Proxy Solicitation

Oracle Corporation and its nominees to the PeopleSoft board will be soliciting proxies for use at the PeopleSoft 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of these nominees, Oracle’s proposed bylaw amendment and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle has filed a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

Important Notice

Regarding the Tender Offer

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003 as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Executive Summary

yOracle’s $26 per share all-cash offer: full and fair value yPeopleSoft’s directors have intentionally disregarded their fiduciary duty to stockholders yOracle’s proposal allows a majority of PeopleSoft directors to be elected at the March 25, 2004 annual meeting

Summary of Oracle’s Offer

yCash tender offer: $26.00 per share y$9.4B(1) total value yOffer subject only to customary conditions

– Majority of shares

– Redemption of poison pill

– Antitrust and customary regulatory clearances

yNo financing condition yOffer scheduled to expire on March 12, 2004

(1) Based on outstanding shares of PeopleSoft as of January 16, 2004, pro forma for the announced $200 million share repurchase. Total value is approximately $9.8B to purchase estimated shares outstanding at close and pay for estimated fees and expenses.

A Full And Fair Offer

Daily Closing Prices from February 4, 2003 to February 3, 2004

Oracle Offer: $26.00

90-Day Average: $21.39 (Offer Premium: 21.5%)

180-Day Average: $19.37 (Offer Premium: 34.2%) 1-Year Average: $18.55 (Offer Premium: 40.2%)

PeopleSoft’s Falling P/E Ratios

Driven by underperformance relative to peers and aggressive, back-end-loaded EPS targets

28.7x 28.6x(1)

26.9x

24.4x

24.0x(1)

PeopleSoft’s Falling P/E Ratios

Driven by underperformance relative to peers and aggressive, back-end-loaded EPS targets

Note: Average forward multiples represent average of daily 1 year forward multiples using I/B/E/S consensus estimates. (1) Assumes CY 2004 EPS of $0.91, the current I/B/E/S mean estimate.

Declining License Revenue, Uncertain Future Performance

Pro Forma YoY License Revenue Growth (1)



0%
(10%)
(20%)
(30%)
(40%)
(15.0%)
(11.8%)
(13.1%)
(13.6%)
(14.4%)
(12.8%)
(33.6%)
(14.6%)
(18.0%)
(2.5%)
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2001
2002
2003

"…management guidance that calls for **a more back-end weighted year could weigh on the stock as investors are forced to pin greater hopes on the out quarters.**"

- Drew Brosseau, SG Cowen
January 30, 2004

"While [management] stressed that the macro environment continues to improve, **its 1Q license revenue guidance of $130-$140M was, at best, lackluster.**"

"Based on 1Q guidance and commentary [regarding] seasonality, **PeopleSoft will need a very strong 4Q license revenue performance to meet its full year $700-$715M goal.**"

- Brad Reback, CIBC World Markets
January 30, 2004

(1) License revenue pro forma for the acquisition of J.D. Edwards. Pro forma calculations assume J.D. Edwards' fiscal quarters are equivalent to the closest previous calendar quarter (e.g., fiscal quarter ending January 31 is equivalent to calendar quarter ending December 31). J.D. Edwards did not file a 10-Q for Q3 FY 2003, pro forma calculations assume estimates per Prudential Research dated May 28, 2003.

ORACLE

8

$26.00: A Full Valuation

Wall Street and industry analysts support the final Oracle bid

“Oracle’s offer was considered so generous in some circles that investors must be wondering whose interests the PeopleSoft board is looking after. I think you’re going to see some ripple effect from [PeopleSoft’s board decision to reject Oracle’s final bid]. There will be more doubt. Are they being fiduciarily responsible?”

- Lee Geishecker, Gartner Group

“ PeopleSoft Board Rejects New Oracle Offer,” San Jose Mercury News by Michael Bazeley, February 10, 2004

“It was a little surprising how summarily PeopleSoft dismissed [Oracle’s final bid of $26.00 per share], considering it is a pretty high bid. Oracle has raised its bid twice now, and shareholders really haven’t had the chance to speak.”

- Jamie Friedman, Fulcrum Global Partners

“ PeopleSoft Turns Down Latest Oracle Bid,” Washington Post by David A. Vise, February 10, 2004

“I wouldn’t call PeopleSoft a dinosaur but PeopleSoft thinks the world of today is the world of the go-go years of 1999 and 2000. Forward-looking companies such as Oracle are trying to bring the business software industry out of its doldrums. It is sad to see that the

PeopleSoft management cannot understand the bigger picture of where the [software] industry is heading.”

- Trip Chowdry, FTN Midwest Research

“ PeopleSoft Gains Upper Hand,” Contra Costa Times by George Avalos, February 12, 2004

$26.00: A Full Valuation

Wall Street and industry analysts support the final Oracle bid

“…we believe that most investors would be wise to take profits at this point… Although our prior price target was $28, Oracle’s $26 bid, our reduced conviction in our near-term numbers, and potential deal risk lead us to believe that the stock is fairly valued at these levels at 21x our 2005 earnings estimate.”

- Nathan Schneiderman, Wedbush Morgan Securities February 4, 2004

“Oracle did the right thing here. This bid is high enough to be taken very seriously by shareholders. PeopleSoft’s best ally at this point might not be shareholders. It might be the DOJ. PeopleSoft really needs them to block this.”

- David Hilal, Friedman, Billings, Ramsey & Co.

“ Oracle Raises PeopleSoft Bid to $26 Per Share,” Associated Press by Michael Liedtke, February 4, 2004

“We believe $26 is a relatively fair price for PeopleSoft, given the integration risk of combining J.D. Edwards and PeopleSoft and the concern over the company’s seasonality expectations throughout 2004.”

- UBS analysts Heather Bellini, Brayden Matthews and Dino Diana

“ PeopleSoft Rejects $9.4 Billion Oracle Bid; Takeover Attempt Heading for Showdown,” San Francisco Chronicle by Carrie Kirby, February 10, 2004

Fiduciary Duty?

PeopleSoft’s CEO dismissed our offer before the Board could even consider it

“I could imagine no price nor combination of price and other conditions to recommend accepting the offer to our shareholders.”

- Craig Conway, June 7, 2003

“PeopleSoft-Chef droht Oracle mit Schadenersatz-Klage” Interview with Thomas Schmidtutz from Germany’s Euro am Sonntag newspaper

“There is no combination of terms or conditions that would persuade me to sell PeopleSoft to Oracle. I think it’ll be a pretty short board call.”

-Craig Conway, June 9, 2003

“ PeopleSoft Set to Reject $5.1bn Oracle Bid” by Richard Waters, Financial Times

No Choice for Stockholders

The Board has repeatedly taken action to thwart stockholder choice

- Amended the J.D. Edwards merger agreement to eliminate the ability of PeopleSoft stockholders to vote
- Misled PeopleSoft customers and engaged in an intensive lobbying campaign aimed at persuading antitrust authorities to block the transaction — **at any price**
- Moved and manipulated the annual meeting
  - Q1 2004 results (guided by management below consensus) not available before the meeting
  - Accelerated meeting date by 2 months to drastically reduce the time available to solicit proxies for the independent slate
  - Appointed a new director (Mr. Maples) to the Board and has not put him up for election
- The Board has refused to remove the poison pill that blocks stockholders' choice — **at any price**

ORACLE

12

Customer Poison Pill

A corporate governance fiasco

y In response to our offer, PeopleSoft management is giving customers a 2 to 5 times money-back guarantee triggered only by actions of an acquiror, not current management y $1.55B in potential payments (and rising) as of December 31, 2003 (approximately $4 per PeopleSoft share) y Wealth transfer from stockholders to customers y Unprecedented program to impose costs and limit flexibility of any buyer — not just Oracle y Contractual commitments that cannot be revoked or amended by the Board or the stockholders y Some variations triggered by a shareholder vote to change the Board — coercion at its worst

Customer Poison Pill

A corporate governance fiasco

“We view the customer assurance program as a non-sustainable business practice and sales tool providing the near-term benefit of expediting sales efforts. We do not completely understand the rationale for the continuation of the program while the company has publicly proclaimed the Oracle transaction dead.” “As a result, we do not believe that the customer assurance program is in shareholder’s best interests as it has permanently reduced the enterprise value of the company to any potential acquirer. …the ability for any acquirer to place a premium on PSFT shares is significantly constrained because simply adding the customer assurance liability of $1 billion assumes a $3.00 per share tax on any potential offer.”

- Cameron Steele, RBC Capital Markets December 8, 2003

“…one has to wonder whether Conway is running roughshod over investors’ rights as he tries to thwart the wolf at his door. In fact, PeopleSoft’s message to its shareholders increasingly sounds like ‘Eat your vegetables; we know what’s good for you.’”

- “PeopleSoft: A Wolf in Sheep’s Clothing?,” Barron’s Magazine by Mark Veverka, November 24, 2003

“We believe the CAP is likely to reduce the amount that an acquiring company would be willing to pay to the

PeopleSoft stockholders. We believe an acquiring company would determine that it might trigger payments under the CAP terms—even if it plans to continue to support the PeopleSoft products. Consequently, we believe an acquiring company would allocate a portion of its take-over budget to making cash payments to customers, with the balance going to stockholders.”

- Patrick Walravens, JMP Securities November 19, 2003

PeopleSoft’s Aggressive Financial and Accounting Tactics yAggressive revenue recognition accounting for customer poison pill

– Repeated revisions of customer poison pill contracts were blamed on “administrative errors,” with inconsistent public disclosures of these revisions

yImplemented stock buyback as an entrenchment tool

– Did not buy back in 2002 with approximately $2B in cash and the stock trading as low as $12.07

– Why buy back stock now at $22.00?

– Drain cash resources and reduce available shares

yPoor financial disclosure and transparency related to the J.D. Edwards acquisition

PeopleSoft’s Lack of Financial Transparency

“PeopleSoft has declined to separately disclose the financial performance of the former J.D. Edwards unit for the past two quarters, making it difficult for analysts to determine the new operation’s profitability and growth. ‘This is how they are gaming the system,’ [RBC Capital Markets analyst Cameron] Steele says… In fact, the company’s licence revenue growth has declined over the past three quarters, a fact that PeopleSoft doesn’t dispute.”

- “PeopleSoft: A Wolf in Sheep’s Clothing?,” Barron’s Magazine by Mark Veverka, November 24, 2003

“But there is a hole in PeopleSoft’s reporting. The Pleasanton, Calif., company won’t break out the separate revenue contributions from J.D. Edwards and PeopleSoft in their initial quarter as a merged company, making it tough to analyze how the business performed when compared with a year earlier.”

“The reticence is understandable: Compared with the $196 million in combined license revenue in the two companies’ comparable quarters last year, the most recent performance appears to reflect a decline of 18%.”

- “PeopleSoft’s Math: One Plus One Equals One,” The Wall Street Journal by David Bank, October 31, 2003

Whose Interests Come First? y The Board has granted senior management extremely lucrative golden parachutes

– Mr. Conway’s severance and benefit package alone is valued at over $60 million at our $26.00 per share offer price y The PeopleSoft directors now receive an additional $7,500 per month in addition to their regular compensation

– Also receive an additional $1,500 per day when involved with PeopleSoft legal proceedings

“Glass Lewis calculated that the compensation received by PeopleSoft’s top five executives was north of $40 million, including options, last year. That’s double what the average large tech company paid its executives last year and more than three times what the average large software company paid, according to Glass Lewis.” “PeopleSoft is not just paying its top execs hefty salaries. The company also disclosed this week in a separate SEC filing that the practice extends to a handful of executives’ relatives… ‘We don’t like to see related parties showing up in proxy statements,’ said Pat McGurn, vice president and director of corporate programs for Institutional Shareholder Services, which advises institutional shareholders on proxies.”

- “PeopleSoft CEO Snags Lavish Golden Parachute,” The Street.com by Ronna Abramson, February 4, 2004

Oracle’s Proposal to Amend Bylaws

Allows stockholders to vote for a majority of the Board

1. The stockholders fill all newly created directorships

2. Size of the Board to be expanded by one, to a total of nine members

– New seat to be filled by a stockholder vote at the meeting

3. Provides for Duke Bristow’s election to the newly created seat

Overview of Independent Nominees yNo affiliation nor prior relationship or dealings with Oracle yExtensive experience in business, corporate governance, accounting and finance yCommitted to representing stockholders’ interests yNo commitment to Oracle regarding the conduct of PeopleSoft business (or any other matter) after the election

Reasonable Compensation for Independent Nominees y$30,000 for service as nominee

– Indemnified by Oracle against liability as nominee

– Once elected, no compensation or indemnification from Oracle

Compare to PeopleSoft directors’ compensation

– Annual retainer of $30,000 + $5,000 per annum for each committee membership

– Since June 2003, additional $7,500 per month in connection with considering the Oracle offer

– Additional $1,500 per day when involved with PeopleSoft legal proceedings

– Stock options

Independent Nominees

Will represent the interests of PeopleSoft stockholders yDr. Duke K. Bristow, 46

– Director of corporate governance program at UCLA and Chair of the Annual Corporate Governance Conference

– Financial economist at the UCLA Anderson School of Management

– Serves on the Academic Council of the Corporate Board Member Magazine

– Serves on the board of Arena Pharmaceuticals (Chairman of the Audit Committee, Chairman of the Governance and Nominating Committee and a member of the Compensation Committee)

– B.S. in chemical engineering from Purdue University, an M.B.A. from Indiana University and a Ph.D. in Financial Economics from UCLA

Independent Nominees

Will represent the interests of PeopleSoft stockholders yRichard L. Clemmer, 53

– President of Venture Capital Tech LLC

– Former CEO and President of PurchasePro.com, Inc.

– Former EVP and CFO at Quantum

– Former SVP and CFO at Texas Instruments, where he served for 23 years

– Serves on the Board of Directors of Agere Systems (Chairman of the Audit committee)

– B.A. in business administration from Texas Tech University and an M.B.A. from Southern Methodist University

Independent Nominees

Will represent the interests of PeopleSoft stockholders yRoger Noall, 68

– Former Senior EVP and Chief Administrative Officer of KeyCorp, a bank holding company

– Serves on the Board of Directors of Alleghany Corporation (Chairman of the Nominating and Governance Committee and member of the Compensation Committee), The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds

– B.S. in accounting from the University of Utah, an L.L.B. from Harvard Law School and an L.L.M. from New York University Law School

Independent Nominees

Will represent the interests of PeopleSoft stockholders yDr. Laurence E. Paul, 39

– Managing Principal of Laurel Crown Capital, LLC, a private equity firm

– Former Managing Director at CSFB and Donaldson, Lufkin & Jenrette

– Serves on the Board of Directors for Biovail Corporation (member of Audit and Compensation committees) and Ampco-Pittsburgh Corporation

– Serves as director of Harvard Medical School and the American Red Cross Biomedical Services Division

– A.B. degree in biology from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Stanford University Graduate School of Business

Independent Nominees

Will represent the interests of PeopleSoft stockholders yDr. Artur Raviv, 58

– Alan E. Peterson Distinguished Professor of Finance at the Kellogg Graduate School of Management, Northwestern University

– Member of the Kellogg faculty since 1981, served as Chairman of the Finance Department from 1986-1989

– Associate Editor of the Journal of Finance from 1989-2000; also has served on the Board of Editorial Advisors for both the Journal of Accounting, Auditing, and Finance and the Journal of Economics and Management Strategy

– Developed and directs three executive programs: MergerWeek, Corporate Financial Strategy and Finance for Executives

– B.A. and B.Sc. degrees in economics and statistics and mathematical physics from the Hebrew University, an M.Sc. degree from the Israel Institute of Technology and a Ph.D. in managerial economics from Northwestern University

The Case for Stockholder Choice